Exhibit 99.1

KNOT OFFSHORE PARTNERS LP

EARNINGS RELEASE—INTERIM RESULTS FOR THE QUARTER ENDED SEPTEMBER 30, 2015

Highlights

For the three months ended September 30, 2015, KNOT Offshore Partners LP (“KNOT Offshore Partners” or the “Partnership”):

•	Generated revenues of $39.3 million, operating income of $19.7 million and net income of $8.8 million

•	Generated Adjusted EBITDA of $32.2 million (1)

•	Generated distributable cash flow of $16.1 million (1)

•	Achieved strong operational performance with 99.6% utilization of the fleet

In addition:

•	On August 12, 2015, the Partnership and the General Partner announced a common unit purchase program.

•	In September 2015, the Partnership entered into an amended time charter with Repsol Sinopec Brasil B.V. (“Repsol”) for the Carmen Knutsen, extending the duration of the time charter for five years, while maintaining Repsol’s three one-year extension options.

Subsequent events:

•	On October 13, 2015, the Windsor Knutsen commenced a two-year time charter with BG Group.

•	On October 15, 2015, the Partnership completed the acquisition of the company that owns and operates the shuttle tanker Ingrid Knutsen, a 2013-built suezmax offshore shuttle tanker operating under time-charter contract with Standard Marine Tønsberg AS, a Norwegian subsidiary of ExxonMobil, which will expire in the first quarter of 2024.

•	On October 15, 2015, the Partnership declared a cash distribution of $0.52 per unit with respect to the quarter ended September 30, 2015. The distribution represents a 2% increase over the distribution paid with respect to the quarter ended June 30, 2015 and is payable on November 13, 2015 to unitholders of record as of the close of business on November 2, 2015.

Financial Results Overview

Total revenues were $39.3 million for the three months ended September 30, 2015 (the “third quarter”) compared to $37.0 million for the three months ended June 30, 2015 (the “second quarter”). The increase was primarily due to the results of a full quarter of operations of the Dan Sabia compared to 16 days of operations in the second quarter as well as an additional day in the third quarter.

Vessel operating expenses for the third quarter were $5.9 million, compared to $7.2 million in the second quarter. The decrease in vessel operating expenses in the third quarter was mainly due to the receipt of insurance proceeds. The proceeds relate to repair costs for damage to a bow door on the Hilda Knutsen.

Operating income for the three months ended September 30, 2015 was $19.7 million compared to $11.1 million for the three months ended June 30, 2015. The increase in operating income in the third quarter was mainly due to the results of a full quarter of operations of the Dan Sabia and the non-cash charge for impairment of goodwill of $6.2 million in the second quarter.

Net income for the three months ended September 30, 2015 was $8.8 million compared to $6.9 million for the three months ended June 30, 2015. Net income was impacted by the recognition of realized and unrealized loss on derivative instruments of $6.5 million in the third quarter as compared to a gain of $0.3 million for the second quarter. Realized and unrealized loss on derivative instruments in the third quarter mainly resulted from a decrease in long term interest rates and a realized loss on foreign exchange contracts. The unrealized non-cash element of these amounts is a $2.2 million loss for the three months ended September 30, 2015 and a $1.6 million gain for the three months ended June 30, 2015.

(1)	Adjusted EBITDA and distributable cash flow are non-GAAP financial measures used by investors to measure the performance of master limited partnerships. Please see Appendix A for definitions of Adjusted EBITDA and distributable cash flow and a reconciliation to net income, the most directly comparable GAAP financial measure.

All nine of the Partnership’s vessels operated well throughout the third quarter of 2015. The vessels achieved 99.6% utilization (3.3 days off hire).

Distributable cash flow was $16.1 million for the third quarter, compared to $16.2 million for the second quarter resulting in a coverage ratio of 1.07x for the third quarter. The distribution declared for the third quarter was $0.52 per unit, equivalent to an annual distribution of $2.08. This distribution represents an increase of 2% over the second quarter distribution of $0.51 per unit and a 38.7% increase over the minimum quarterly distribution.

Financing and Liquidity

As of September 30, 2015, the Partnership had cash and cash equivalents of $67.2 million and undrawn revolving credit facility of $20 million. Total interest bearing debt outstanding was $610.3 million. The average interest rate paid on the Partnership’s outstanding debt during the quarter ended September 30, 2015 was approximately 2.3% over LIBOR.

As of September 30, 2015, the Partnership had entered into foreign exchange forward contracts, selling a total notional amount of $25.0 million against NOK at an average exchange rate of NOK 7.79 per 1.0 U.S. Dollar, which are economic hedges for certain vessel operating expenses and general expenses in NOK.

As of September 30, 2015, the Partnership had entered into various interest rate swap agreements for a total notional amount of $412.3 million to hedge against the interest rate risks of its variable rate borrowings. The Partnership does not apply hedge accounting for derivative instruments. Under the terms of the interest rate swap agreements, the Partnership receives interest based on three or six month LIBOR and pays a weighted average interest rate of 1.55%.

As of September 30, 2015, the Partnership’s net exposure to floating interest rate fluctuations on its outstanding debt was approximately $130.8 million based on total interest bearing debt outstanding of $610.3 million, less the interest rate swaps of $412.3 million and less cash and cash equivalents of $67.2 million.

The Partnership’s outstanding interest bearing debt of $610.3 million as of September 30, 2015 is repayable as follows:

	Annual repayment	Balloon repayment
(US $ in thousands)
Remainder of 2015	$12,779	$—
2016	43,118	—
2017	43,518	—
2018	42,587	136,500
2019	23,332	237,678
2020 and thereafter	57,800	12,940

Total	$223,134	$387,118

Common Unit Purchase Program

On August 12, 2015, the Partnership’s board of directors authorized the Partnership to repurchase up to 666,667 of its common units. The board of directors of KNOT Offshore Partners GP LLC (the “General Partner”) concurrently authorized the General Partner to purchase up to 333,333 common units of the Partnership.

All purchases of common units will be at prevailing prices on the open market or in privately negotiated transactions, as permitted by securities laws and other legal requirements. All purchases will be made pursuant to a single program and will be allocated two-thirds to the Partnership and one-third to the General Partner. The program will conclude by August 31, 2016. There is no obligation to purchase any specific number of common units and the program may be modified, suspended, extended or terminated be at any time. Any common units repurchased by the Partnership under the program will be cancelled. Purchases of common units will only take place during periods where the Partnership and the General Partner are not aware of material inside information that would likely affect a seller’s decision to sell.

To date no common units have been purchased under the program.

Acquisition of Ingrid Knutsen

On October 15, 2015, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired Knutsen NYK Shuttle Tankers 16 AS (“KNOT 16”), the company that owns the shuttle tanker Ingrid Knutsen, from Knutsen Offshore Tankers AS (“Knutsen NYK”) for a purchase price of $115 million. The Partnership financed the purchase price with cash on hand, and the assumption of $104.5 million of outstanding indebtedness related to the vessel. On the closing of the acquisition, KNOT 16 prepaid $27.0 million of this indebtedness, leaving an aggregate of $77.5 million of secured debt related to the vessel, composed of two tranches. Tranche one is a commercial bank loan of $22.4 million, repayable in semi-annual installments with a final balloon payment due at maturity in December 2018. Tranche one bears interest at LIBOR, plus a margin of 2.25%. Tranche two is an export credit loan of $55.1 million, repayable in semi-annual installments with a final balloon payment due at maturity in November 2025. Tranche two bears interest at an annual rate of 3.85%, composed of a 2.5% bank facility rate plus a commission of 1.35% to the export credit guarantor.

The Ingrid Knutsen was delivered in December 2013 and is operating in the North Sea under a ten-year time charter with Standard Marine Tønsberg AS (a Norwegian subsidiary of ExxonMobil), which will expire in the first quarter of 2024. The charterer has options to extend the charter for one three-year period and one two-year period.

Extension of Carmen Knutsen Charter

In September 2015, the Partnership entered into amended time charter with Repsol for the Carmen Knutsen, extending the duration of the time charter for five years, while maintaining Repsol’s three one-year extension options. The amended time charter is effective from October 1, 2015 until February 2023, during which period the average charter rate will be reduced by 6.2%.

Outlook

As of September 30, 2015, the Partnership’s fleet of nine vessels had an average remaining fixed contract duration of 5.5 years. Including the Ingrid Knutsen, which was acquired on October 15, 2015, the average remaining fixed contract duration increases to 5.8 years. In addition, the charterers of the Partnership’s time charter vessels have options to extend their charters by an additional 2.2 years on average.

The Partnership has or expects to receive options to acquire five vessels controlled by Knutsen NYK pursuant to the terms of the omnibus agreement. One of these vessels, the Raquel Knutsen, delivered in 2015 and is chartered to Repsol under a time charter that expires in 2025, with options to extend until 2030. Four vessels are under construction in South Korea and China. As of September 30, 2015, the average remaining fixed contract duration for these vessels is 5.9 years. In addition, the charterers have options to extend these charters by 11.2 years on average.

In January 2015, Knutsen NYK announced an agreement for a long-term time charter with an international oil company of a new DP2 Suezmax shuttle tanker with delivery in the first quarter of 2017. The vessel has been ordered at Cosco Zhoushan shipyard in China and will be a sister vessel of the Raquel Knutsen. The shuttle tanker is expected to operate in Brazil. Pursuant to the omnibus agreement, the Partnership will have the option to acquire this vessel from Knutsen NYK following acceptance by the charterer of the vessel.

In connection with the September 12, 2014 contract between Knutsen NYK and a subsidiary of BG for two Suezmax-size DP2 shuttle tanker newbuildings, BG received an option, for a period of one year, to contract up to two more shuttle tanker newbuildings. In June 2015, BG exercised its option for an additional vessel, and Knutsen NYK entered into a new long-term charter with a subsidiary of BG to provide shuttle tanker services in Brazil beginning in mid-2017. This charter will have a minimum term of 5 years, with options for BG to extend for an additional 15 years. BG has a remaining option to contract one additional shuttle tanker. These newbuildings are all under construction at Hyundai Heavy Industries in South Korea. The Partnership will have the option to acquire each of these vessels from Knutsen NYK pursuant to the omnibus agreement following acceptance by BG of each such vessel.

Pursuant to the omnibus agreement, the Partnership also has the option to acquire from Knutsen NYK any offshore shuttle tankers that Knutsen NYK acquires or owns that are employed under charters for periods of five or more years.

There can be no assurance that the Partnership will acquire any vessels from Knutsen NYK.

The Board believes that there will be opportunities for growth for the Partnership beyond the current identified acquisition candidates, and the demand for offshore shuttle tankers will continue to grow over time based on identified projects. Future oil price developments will influence the growth of offshore oil production activity when existing projects are completed.

The Board is pleased with the development of new business opportunities and the results of operations of the Partnership for the quarter ended September 30, 2015, and is confident that the Partnership remains positioned to grow its earnings and distributions.

About KNOT Offshore Partners LP

KNOT Offshore Partners owns, operates and acquires shuttle tankers under long-term charters in the offshore oil production regions of the North Sea and Brazil. KNOT Offshore Partners owns and operates a fleet of ten offshore shuttle tankers with an average age of 3.8 years operating under long-term charters.

KNOT Offshore Partners is structured as a publicly-traded master limited partnership. KNOT Offshore Partners’ common units trade on the New York Stock Exchange under the symbol “KNOP.”

The Partnership plans to host a conference call on Thursday, November 5, 2015 at noon (Eastern Time) to discuss the results for the third quarter of 2015. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing 1-855-209-8259 or 1-412-542-4105, if outside North America.

•	By accessing the webcast, which will be available on the Partnership’s website: www.knotoffshorepartners.com

November 4, 2015

KNOT Offshore Partners L.P.

Aberdeen, United Kingdom

Questions should be directed to:

John Costain (+44 7496 170 620)

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF OPERATIONS

	Three Months Ended			Nine Months Ended
	September 30, 2015	June 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
(USD in thousands)
Time charter and bareboat revenues (1)	$39,281	$36,981	$34,247	$112,333	$78,129
Other income	3	2	18	154	29

Total revenues	39,284	36,983	34,265	112,487	78,158

Vessel operating expenses	5,936	7,164	7,601	19,907	16,522
Depreciation	12,420	11,560	10,201	35,380	23,763
General and administrative expenses	1,180	984	987	3,232	3,491
Goodwill impairment charge	—	6,217	—	6,217	—

Total operating expenses	19,536	25,925	18,789	64,736	43,776

Operating income	19,748	11,058	15,476	47,751	34,382

Finance income (expense):
Interest income	0	2	—	3	4
Interest expense	(4,322)	(4,212)	(4,014)	(12,720)	(10,583)
Other finance expense	(79)	(79)	(96)	(178)	(1,231)
Realized and unrealized gain (loss) on derivative instruments (2)	(6,470)	253	1,128	(11,840)	(1,168)
Net gain (loss) on foreign currency transactions	(75)	(132)	68	(135)	80

Total finance expense	(10,946)	(4,168)	(2,914)	(24,870)	(12,898)

Income (loss) before income taxes	8,802	6,890	12,562	22,881	21,484
Income tax benefit (expense)	—	(3)	1	(6)	—

Net income (loss)	$8,802	$6,887	$12,563	$22,875	$21,484

Weighted average units outstanding (in thousands of units):
Common units	18,807	15,346	13,657	16,005	10,315
Subordinated units	8,568	8,568	8,568	8,568	8,568
General partner units	559	488	454	467	385

(1)	Time charter revenues for the second and third quarters of 2015 and third quarter of 2014 include a non-cash item of approximately $0.9 million in reversal of contract liability provision and income recognition of prepaid charter hire. In the first and second quarters of 2014 a non-cash item of approximately $0.5 million in reversal of contract liability provision was included.
(2)	The mark-to-market net loss related to interest rate swaps and foreign exchange contracts for the three months ended September 30, 2015 includes unrealized loss of $2.2 million and realized loss of $4.2 million. Of the realized loss for this quarter, $3.2 million relates to foreign exchange contracts and hedging the Partnership’s operational costs in Norwegian Kroner (NOK).

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEET

	At September 30, 2015	At December 31, 2014
(USD in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$67,197	$30,746
Amounts due from related parties	150	130
Inventories	667	915
Other current assets	6,222	3,958

Total current assets	74,236	35,749

Long-term assets:
Vessels and equipment:
Vessels	1,235,887	1,131,321
Less accumulated depreciation	(144,827)	(109,464)

Net property, plant, and equipment	1,091,060	1,021,857

Goodwill	—	6,217
Deferred debt issuance cost	3,108	3,959
Derivative assets	—	2,966

Total assets	$1,168,404	$1,070,748

LIABILITIES AND PARTNERS’ EQUITY
Current liabilities:
Trade accounts payable	$1,322	$1,869
Accrued expenses	3,800	2,735
Current portion of long-term debt	42,718	38,718
Derivative liabilities	7,702	7,450
Income taxes payable	18	362
Contract liabilities	1,518	1,518
Prepaid charter and deferred revenue	5,512	6,751
Amount due to related parties	555	628

Total current liabilities	63,145	60,031

Long-term liabilities:
Long-term debt	567,534	562,503
Derivative liabilities	2,838	—
Contract liabilities	10,137	11,275
Deferred tax liabilities	1,226	1,402
Long-term debt from related parties	—	12,000
Other long-term liabilities	2,914	4,172

Total liabilities	647,794	651,383

Equity:
Partners’ equity:
Common unitholders	411,953	307,544
Subordinated unitholders	98,411	103,680
General partner interest	10,246	8,141

Total partners’ equity	520,610	419,365

Total liabilities and equity	$1,168,404	$1,070,748

APPENDIX A—RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

Distributable cash flow represents net income adjusted for depreciation, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, goodwill impairment charges, other non-cash items and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of KNOT Offshore Partners’ performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

(USD in thousands)	Three Months Ended September 30, 2015 (unaudited)	Three Months Ended June 30, 2015 (unaudited)
Net income	$8, 802	$6,887
Add:
Depreciation	12,420	11,560
Goodwill impairment charge	—	6,217
Other non-cash items; deferred costs amortization debt	289	287
Unrealized losses from interest rate derivatives and forward exchange currency contracts	4,032	—
Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(6,749)	(6,264)
Deferred revenue	(858)	(858)
Unrealized gains from interest rate derivatives and forward exchange currency contracts	(1,789)	(1,586)

Distributable cash flow	$16,147	$16,243
Distributions declared	$15,110	$14,747

Coverage ratio	1.07	1.10

Adjusted EBITDA

Adjusted EBITDA refers to earnings before interest, other financial items, taxes, goodwill impairment charges and depreciation. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure the Partnership’s performance.

The Partnership believes that Adjusted EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes, goodwill impairment charges and depreciation, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Adjusted EBITDA as a financial measure benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Partnership performance calculated in accordance with GAAP. The table below reconciles Adjusted EBITDA to net income, the most directly comparable GAAP measure.

(USD in thousands)	Three Months Ended September 30, 2015 (unaudited)	Three Months Ended June 30, 2015 (unaudited)
Net income	$8,802	$6,887
Interest income	—	(2)
Interest expense	4,322	4,212
Depreciation	12,420	11,560
Goodwill impairment charge	—	6,217
Income tax expense	—	3
EBITDA	25,543	28,877
Other financial items (a)	6,624	(42)

Adjusted EBITDA	$32,167	$28,835

(a)	Other financial items consist of other finance expense, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and KNOT Offshore Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things:

•	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers;

•	Knutsen NYK’s and KNOT Offshore Partners’ ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

•	forecasts of KNOT Offshore Partners’ ability to make or increase distributions on its units and the amount of any such increase;

•	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;

•	KNOT Offshore Partners’ anticipated growth strategies;

•	the effects of a worldwide or regional economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	fluctuations in the price of oil;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;

•	changes in KNOT Offshore Partners’ ability to make cash distributions on the units or any increases in cash distributions;

•	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of any interest rate swaps;

•	KNOT Offshore Partners’ ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;

•	KNOT Offshore Partners’ ability to leverage Knutsen NYK’s relationships and reputation in the shipping industry;

•	KNOT Offshore Partners’ ability to purchase vessels from Knutsen NYK in the future;

•	KNOT Offshore Partners’ continued ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more;

•	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

•	the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfil their charter obligations;

•	timely purchases and deliveries of newbuilds;

•	future purchase prices of newbuilds and secondhand vessels;

•	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;

•	availability of skilled labor, vessel crews and management;

•	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

•	the anticipated taxation of KNOT Offshore Partners and distributions to KNOT Offshore Partners’ unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	KNOT Offshore Partners’ ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of KNOT Offshore Partners’ securities in the public market;

•	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the U.S Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2014.

All forward-looking statements included in this release are made only as of the date of this release on. New factors emerge from time to time, and it is not possible for KNOT Offshore Partners to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. KNOT Offshore Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KNOT Offshore Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.